SIMPSON THACHER & BARTLETT

ICBC TOWER, 35TH FLOOR

3 GARDEN ROAD

HONG KONG

(852) 2514-7600

FACSIMILE (852) 2869-7694

DIRECT DIAL NUMBER	E-MAIL ADDRESS
+852-2514-7630	lchen@stblaw.com

August 27, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Mara L. Ransom, Assistant Director
Ms. Jennifer Thompson, Accounting Branch Chief
Mr. Dietrich King, Legal Branch Chief
Ms. Lisa Kohl, Senior Attorney
Mr. Jarrett Torno, Staff Accountant

Re:	Alibaba Group Holding Limited

Amendment No. 5 to Registration Statement on Form F-1

File No. 333-195736

Ladies and Gentlemen:

On behalf of our client, Alibaba Group Holding Limited, a company organized under the laws of the Cayman Islands (the “Company”), we enclose herewith for filing via EDGAR with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, Amendment No. 5 (“Amendment No. 5”) to the Company’s Registration Statement on Form F-1 (the “Registration Statement”).

We enclose herewith 20 courtesy copies of Amendment No. 5, which is marked to show changes made to Amendment No. 4 to the Registration Statement filed with the Commission on August 12, 2014 (the “August 12 Filing”).

Leiming Chen     Philip M.J. Culhane     Daniel Fertig     Anthony D. King     Celia C.L. Lam     Chris K.H. Lin     Jin Hyuk Park     Kathryn King Sudol     Christopher K.S. Wong     Resident Partners

SIMPSON THACHER & BARTLETT, HONG KONG IS AN AFFILIATE OF SIMPSON THACHER & BARTLETT LLP WITH OFFICES IN:

NEW YORK	BEIJING	HOUSTON	LONDON	LOS ANGELES	PALO ALTO	SÃO PAULO	SEOUL	TOKYO	WASHINGTON, D.C.

SIMPSON THACHER & BARTLETT

The Company has revised the August 12 Filing to include (i) its unaudited interim condensed consolidated financial statements as of and for the three months ended June 30, 2014 and related disclosure; and (ii) other information and data to reflect new developments since the August 12 Filing as well as generally to update the Registration Statement.

The Company currently contemplates, subject to the resolution of the Staff’s comments on the Registration Statement and market conditions, commencing its road show activities immediately after September 1, 2014 and completing the initial public offering in the early part of the third week of September 2014. We would greatly appreciate the Staff’s willingess to work with the Company to achieve this contemplated offering timetable.

*            *             *            *            *

SIMPSON THACHER & BARTLETT

If you have any question regarding this letter or Amendment No. 5, please do not hesitate to contact me at +(852) 2514-7630 (work) or lchen@stblaw.com (email) or William H. Hinman at (650) 251-5120 (work) or whinman@stblaw.com (email) or Daniel Fertig at +(852) 2514-7660 (work) or dfertig@stblaw.com (email).

Questions pertaining to accounting may also be directed to Benson Wong at +(852) 2289-1304 (work) or benson.wb.wong@hk.pwc.com (email) or Ricky Shin at +(852) 2289-1356 (work) or ricky.w.shin@hk.pwc.com (email), both of PricewaterhouseCoopers, the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Leiming Chen
Leiming Chen

Enclosure

cc:	Joseph C. Tsai, Executive Vice-chairman

Jonathan Zhaoxi Lu, Chief Executive Officer

Maggie Wei Wu, Chief Financial Officer

Timothy A. Steinert, General Counsel

Alibaba Group Holding Limited

William H. Hinman, Jr.

Daniel Fertig

Simpson Thacher & Bartlett LLP

William Y. Chua

Jay Clayton

Sarah P. Payne

Sullivan & Cromwell LLP

Benson W.B. Wong

Ricky W. Shin

PricewaterhouseCoopers